EXHIBIT 11.1

COMPUTATION OF NET INCOME PER SHARE

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARY

	Year ended December 31,
	2005	2004	2003
Net income	$9,954,209	$8,704,276	$7,933,101
Basic and diluted net income per share:(1)
Weighted average number of common shares outstanding	5,257,904	5,247,901	5,247,204
Basic net income per share	$1.89	$1.66	$1.51
Weighted average number of common and common equivalent shares Outstanding	5,350,384	5,323,924	5,359,815
Diluted net income per share	$1.86	$1.63	$1.48

(1)	Adjusted on a comparative basis for both the 10% stock dividend payable August 29, 2003 and the 2:1 stock split payable November 21, 2003.

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